Supplement To Prospectus Supplement Dated January 26, 2005
(To Prospectus Dated October 26, 2004)

                                  $246,337,298
                                   (NOTIONAL)


                               INDYMAC MBS, INC.
                                   DEPOSITOR

                              [IndyMac Bank Logo]
                           SELLER AND MASTER SERVICER

                 RESIDENTIAL ASSET SECURITIZATION TRUST 2005-A2
                                     ISSUER

                              --------------------

      This Supplement updates the prospectus supplement dated January 26, 2005 that has been issued with respect to the Residential Asset Securitization Trust 2005-A2, Mortgage Pass-Through Certificates, Series 2005-B (the "CERTIFICATES"), as described below.

   Subject to the terms and conditions set forth in the underwriting agreement dated January 28, 2005 between the depositor and Credit Suisse First Boston LLC, the depositor has agreed to sell to Credit Suisse First Boston LLC, and Credit Suisse First Boston LLC has agreed to purchase, the class of Certificates set forth in the table below.

                                  NOTIONAL AMOUNT
           DESIGNATION             (APPROXIMATE)              PASS-THROUGH RATE
           -----------            ---------------             -----------------
            Class A-X              $246,337,298                    Variable

   Proceeds to the depositor from the sale of these Certificates (the "UNDERWRITTEN CERTIFICATES") are expected to be approximately 0.98187% of the Notional Amount of the Underwritten Certificates plus accrued interest before deducting expenses payable by the depositor. The Underwritten Certificates will be purchased by Credit Suisse First Boston LLC on or about January 28, 2005.

   Distribution of the Underwritten Certificates will be made by Credit Suisse First Boston LLC from time to time in negotiated transactions or otherwise at varying prices to be determined at the time of sale. Credit Suisse First Boston LLC may effect such transactions by selling the Underwritten Certificates to or through dealers and such dealers may receive from Credit Suisse First Boston LLC, for which they act as agent, compensation in the form of underwriting discounts, concessions or commissions. Credit Suisse First Boston LLC and any dealers that participate with Credit Suisse First Boston LLC in the distribution of the Underwritten Certificates may be deemed to be underwriters, and any discounts, commissions or concessions received by them, and any profits on resale of the Underwritten Certificates purchased by them, may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

   The depositor has been advised by Credit Suisse First Boston LLC that it intends to make a market in the Underwritten Certificates but Credit Suisse First Boston LLC has no obligation to do so. There can be no assurance that a secondary market for the Underwritten Certificates will develop or, if it does develop, that it will continue or that it will provide certificateholders with a sufficient level of liquidity of investment.

   The depositor has agreed to indemnify Credit Suisse First Boston LLC against, or make contributions to Credit Suisse First Boston LLC with respect to, liabilities customarily indemnified against, including liabilities under the Securities Act of 1933, as amended.

   This Supplement also updates the "Summary--ERISA Considerations" and "ERISA Considerations" sections on page S-6 and pages S-62 through S-64, respectively, in the prospectus supplement, to reflect the fact that the Underwritten Certificates are being purchased by a person to whom the Exemption has been granted.

                              --------------------

   This Supplement does not contain complete information about the Underwritten Certificates. Additional information is contained in the prospectus supplement dated January 26, 2005 prepared in connection with the issuance of the offered certificates and in the prospectus of the depositor dated October 26, 2004.
You are urged to read this Supplement, the prospectus supplement, and the prospectus in full.

                           CREDIT SUISSE FIRST BOSTON

                The date of this Supplement is January 28, 2005